Exhibit 99.1

VIA SEDAR

To the Securities Regulatory Authorities:

RE:	Entrée Resources Ltd. (the “Company”)
Report of Voting Results pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

Pursuant to section 11.3 of NI 51-102, this report briefly describes the matters voted upon and the outcome of the votes at the annual general meeting of shareholders of Entrée Resources Ltd. held on April 30, 2020 in Vancouver, British Columbia.

MATTERS VOTED UPON		OUTCOME
1. To determine the number of directors at six.		CARRIED
Vote Totals:	For	Against	% of Votes Cast For
	76,413,169	1,158,701	98.51
2. To elect the six nominees set forth in the Company’s Information Circular for the annual general meeting to be held on April 30, 2020, as directors for the ensuing year.		CARRIED
Vote Totals:	For	Withheld	% of Votes Cast For
Mark Bailey	75,674,070	1,897,800	97.55
Alan Edwards	75,760,249	1,811,621	97.66
James Harris	75,673,482	1,898,388	97.55

Entrée Resources Ltd.

1650 - 1066 West Hastings Street, Vancouver, BC V6E 3X1 Canada

Tel: 604.687.4777 | Fax: 604.687.4770 | Toll Free: 1.866.368.7330

www.entreeresourcesltd.com

Michael Price	75,900,174	1,671,696	97.84
Stephen Scott	76,037,643	1,534,227	98.02
Anna Stylianides	76,064,407	1,507,463	98.06
3. To re-appoint Davidson & Company LLP, Chartered Professional Accountants, as the Company’s auditor for the ensuing financial year and to authorize the directors to set the auditor’s remuneration.		CARRIED
Vote Totals:	For	Withheld	% of Votes Cast For
	90,109,604	1,213,983	98.67
4. To pass an ordinary resolution approving amendments to and the renewal of the Company’s Stock Option Plan (the “Plan”) and all unallocated options issuable pursuant to the Plan, and authorizing the Company to grant options under the Plan until April 30, 2020.		CARRIED
Vote Totals:	For	Against	% of Votes Cast For
	72,597,477	4,974,393	93.59

Yours truly,

ENTRÉE RESOURCES LTD.

“Susan McLeod”

Susan McLeod

Vice President, Legal Affairs and Corporate Secretary